SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Stage Stores, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

85254C305
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6137

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85254C305	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 85254C305	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 85254C305	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 85254C305	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Stage Stores, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 2425 West Loop South, Houston, Texas 77027.

Item 2.	IDENTITY AND BACKGROUND

(a)

This statement is filed by the entities and persons listed below, who are collectively referred to herein as the "Reporting Persons":

(i) Axar Capital Management, LP, a Delaware limited partnership, which serves as the investment manager (the "Investment Manager") to certain funds and/or managed accounts (collectively, the "Axar Vehicles"), with respect to the shares of Common Stock held by the Axar Vehicles;

(ii) Axar GP, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Axar Vehicles; and

(iii) Mr. Andrew Axelrod, a United States citizen, who serves as the sole member of the GP, with respect to the shares of Common Stock held by the Axar Vehicles.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of the shares of Common Stock reported herein.

(b)	The address of the business office of each of the Reporting Persons is 1330 Avenue of the Americas, 30th Floor, New York, NY 10019.

(c)	The principal business of: (i) the Investment Manager is to serve as investment manager to the Axar Vehicles and certain other funds and/or managed accounts, (ii) the GP is to serve as the general partner to the Investment Manager and (iii) Mr. Axelrod is to serve as the sole member to the GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 85254C305	SCHEDULE 13D	Page 6 of 9 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a limited partnership organized under the laws of Delaware. The GP is a limited liability company organized under the laws of Delaware. Mr. Axelrod is a United States citizen.

The Reporting Persons have executed a Joint Filing Agreement, dated February 26, 2020, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of Common Stock reported herein were derived from general working capital of the Axar Vehicles. A total of approximately $7,742,622.63 was paid to acquire the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of business because they believed that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons engaged in discussions with the Issuer to explore providing financing to the Issuer. These discussions have terminated.

The Reporting Persons may in the future engage in discussions with management and the Board of Directors of the Issuer, other shareholders of the Issuer, its lenders, financing sources, service providers and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, governance, management, ownership, finances, capital or corporate structure, capital raises and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, and may propose changes in the Issuer's business, operations, governance, management, ownership, capital or corporate structure and strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's management or Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in the public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 85254C305	SCHEDULE 13D	Page 7 of 9 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The percentages used in this Schedule 13D are calculated based upon 28,911,336 shares of Common Stock reported to be outstanding as of December 4, 2019 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2019 filed with the Securities and Exchange Commission on December 12, 2019.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons did not enter into any transactions in the Common Stock within the past sixty days.

(d)	The Axar Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. Axar CL SPV LLC, a wholly owned subsidiary of Axar Master Fund, Ltd., an Axar Vehicle, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the shares of Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 85254C305	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2020

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

CUSIP No. 85254C305	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 11, 2020

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD